UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File No. 001-42880

BLACK TITAN CORPORATION

(Registrant’s Name)

Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6

Mutiara Damansara, 47800 Petaling Jaya

Selangor Darul Ehsan, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Co-Chief Executive Officer

Black Titan Corporation (the “Company”) announces that Mr. Chay Weei Jye has resigned from his position as Co-Chief Executive Officer and as a director of the Company, effective June 12, 2026. Mr. Chay’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Chay will not receive any severance benefits in connection with his resignation.

The Company would like to thank Mr. Chay for his years of dedicated service and significant contributions to Black Titan Corporation and wishes him success in his future endeavors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Black Titan Corporation

By:	/s/ Shang Ju Lin
Name:	Shang Ju Lin
Title:	Chief Executive Officer

Dated: June 12, 2026

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